FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

CARDERO RESOURCE CORP. (the “Issuer”)

Suite 1901, 1177 West Hastings Street

Vancouver, B.C.

V6E 2K3

Item 2.	Date of Material Change

December 6, 2006

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is December 6, 2006.  The press release was issued in Vancouver, British Columbia through the facilities of the Toronto Stock Exchange, Canada Stockwatch, Market News Publishing and CCN Matthews.

Item 4.	Summary of Material Change

The Issuer reports that drilling has commenced on its Huachi Copper-Gold Porphyry System Project located in San Juan Province, NW Argentina.  Recent detailed geological mapping and geochemical sampling has substantially increased the size of the copper – gold system to approximately 2 kilometres in diameter.  Two target areas have been delineated for their bulk tonnage porphyry copper – gold potential while a third target area is prospective for high-grade epithermal-style gold mineralization.  Accordingly, the Issuer has increased its initial diamond drill program from 3,000 to approximately 4,500 metres in 12 to 15 boreholes.

Item 5.	Full Description of Material Change

The Issuer reports that drilling has commenced on its Huachi Copper – Gold Porphyry System, San Juan Province, NW Argentina.  Recent detailed geological mapping and geochemical sampling has substantially increased the size of the copper – gold system to approximately 2 kilometres in diameter.  Two target areas have been delineated for their bulk tonnage porphyry copper – gold potential while a third target area is prospective for high-grade epithermal-style gold mineralization (Canyon Stock, Oro Rico Stock and Sentazon).

The Canyon Stock copper occurrence has been extended westward approximately 100 metres, for a total area of 400 metres squared, and returned grades up to 1.4% copper, 0.4 g/t gold and 429 ppm molybdenum.  Approximately 800 metres west of the Canyon Stock a series of high grade copper – gold veins present over a minimum 400 metre area returned values up to 9.4% copper, 50.2 g/t gold and 154 g/t silver and are interpreted as ‘leakage’ anomalies from a large permissive copper – gold porphyry system at depth and/or along strike (Table 1).  Secondly, widespread disseminated copper mineralization has been discovered over a 600 metre by 400 metre area centred on the southeast flank of the nearby Oro Rico Stock.

Finally, immediately northeast of the Canyon Stock copper occurrence, the Sentazon epithermal gold system has been mapped over a distance of 450 metres and averages 10 – 15 metres wide (along 130 metres of its northeast strike extension the system averages 15 – 20 metres wide locally reaching 25 metres) and forms an attractive high grade gold target.

In light of this highly encouraging information and in order to better test the bulk tonnage potential of this large copper – gold endowed system, the Issuer has increased its initial diamond drill program from 3,000 to approximately 4,500 metres in 12 to 15 boreholes.

Project Background

The Issuer acquired its option on the Huachi property in late 2004, and conducted the first known systematic mapping of the property in 2005.  Previous exploration work appears to have been very limited as there are neither records nor evidence of any extensive modern exploration.  The property has never been drill tested (see NR06-18 dated September 13, 2006 for details).

Results

The recently completed mapping clearly indicates the presence of a large well preserved, copper – gold ±molybdenum endowed porphyry system.  Evidence includes:

      Outcropping disseminated copper mineralization (chalcopyrite ± trace bornite and molybdenum) over an aggregate area of approximately 550 metres by 350 metres hosted by, and centred on, two small potassically altered quartz monzonite porphyry stocks, the Canyon and Oro Rico Stocks.  These two stocks are presently interpreted to represent the uppermost-portions of a larger permissive metal-bearing system at depth.

      Significant peripheral ‘leakage’ veining which ranges from 1.62 up to 9.4% copper (average 4%) 2.67 to 50.2 g/t gold (average 16.9 g/t) and 18 to 154 g/t silver (average 73 g/t) as well as anomalous lead and zinc values (Table 1).

Table 1: Geochemical results from Huachi ‘leakage’ anomaly (n=6)

Sample #	Type	Copper (%)	Gold (g/t)	Silver (g/t)	Lead (ppm)	Zinc (ppm)
HU1940	Characterization	9.43	25.9	154	420	1470
HU1941	Dump	2.83	6.64	45.5	2750	12500
HU1942	Dump	3.2	11	53.8	4330	11400
HU1944	Sulphide Vein	3.27	50.2	88.3	1410	489
HU1945	Sulphide Vein	1.62	2.67	18	122	878
HU1946	Sulphide Vein	3.75	5.31	78.8	254	453

      Classic ‘text-book’ porphyry alteration, such as an extensive and strong pyrite halo (8-15 wt%); intense pervasive ‘shreddy’ hydrothermal biotite and pervasive K-Spar - magnetite alteration; and the presence of hydrothermal breccias.

      Well developed, multi-phase, quartz – sulphide stockwork generation, locally up to +80% of the rock volume in addition to crenulated Unidirectional Solidification Textures, interpreted to reflect periods of volatile over-pressuring in the uppermost portion of the porphyry system.

      Multiple intrusive events - in excess of 6, indicative of a complex magmatic system and associated with all the large productive copper porphyry systems.

EurGeol Dr. Mark D. Cruise, the Issuer’s Vice President-Exploration and a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this material change report.

The work program at Huachi was designed and is supervised by Mark D. Cruise, Vice President–Exploration of the Issuer and Steve Enns P. Geo, who are responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project rigorously collect and track samples which are then sealed and shipped to ALS Chemex for assay.  ALS Chemex's quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

For further details on the Issuer readers are referred to the Issuer web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

This material change report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding future anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves at the Issuer’s Huachi project, financing plans, business trends and future operating revenues.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, potential and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located,  the inability of the Issuer to obtain any necessary permits, consents or authorizations required for its activities, the inability of the Issuer to produce minerals from its properties successfully or profitably, the inability of the Issuer to continue its projected growth, the inability of the Issuer to raise the necessary capital or to be fully able to implement its business strategies.

All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States disclosure filings via www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

This material change report is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Company is knowledgeable about the material change disclosed in this report.

Mark D. Cruise, Vice President-Exploration

Business Telephone No.:  (604) 408-7488 Ext. 235

Item 9.	Date of Report

December 6, 2006